Filed by Poema Global Holdings Corp. pursuant to Rule
425 under the Securities Act of 1933, as amended, and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended
Subject Company: Poema Global Holdings Corp.
(SEC File No.: 001-39844)
Date: September 17, 2021

Next stop, Nasdaq! EV battery-swapping network Gogoro is going public

Micah Toll - Sep. 16th 2021 1:55 am PT

(Electrek) The battery-swapping Goliath known as Gogoro is going public on the Nasdaq stock exchange in a monumental deal set to value the company at around US $2.3 billion.

Taiwan-based Gogoro has been named the global leader in electric vehicle battery-swapping systems, and currently operates over 800,000 battery packs on the road.

The company has grown considerably over the last several years and announced major partnerships allowing it to enter the massive markets of India and China.

Now Gogoro’s string of industry-shaking announcements continues with this revelation of Gogoro’s plans to go public.

Instead of a traditional IPO, Gogoro has struck a special purpose acquisition company (SPAC) deal with Poema Global Holdings, Corp.

After closing, which is expected in the first quarter of 2022, Gogoro will be listed on the Nasdaq under the symbol GGR.

The deal is expected to land Gogoro an additional nearly $550 million, including $345 million held by Poema.

A private investment in a public entity (PIPE) deal is expected to bring in $250 million funded by strategic partners including Hon Hai (Foxconn) Technology Group and GoTo Group, the largest technology group in Indonesia, plus investments from Generation Investment Management, Taiwan’s National Development Fund, Temasek and Gogoro’s founding investor Dr. Samuel Yin of Ruentex Group.

The deal will help fund Gogoro’s quick-paced plans for international growth. After spending many years developing and perfecting its battery-swapping network in Taiwan, Gogoro now has its sights set onbringing its technology to the rest of the world.

As Gogoro’s founder and CEO Dr. Horace Luke explained in a call with Electrek:

“The proceeds of around half a billion dollars are great for expansion to be able to offer more as we expand into these markets with our partners, as well as to continue to develop our technology and systems, bringing our innovation to the next level.

We also want to ensure that we can continue to bulk up as a team. This decade of electric mobility is starting – there’s no doubt that by the end of this decade, electric mobility will be the dominant mode of transportation that people are choosing as they buy new vehicles. So we want, right now at the beginning of this decade, to have the right structure and access to the right capital. And that includes being listed on such a prestigious platform like the Nasdaq that hosts a number of technology giants – that’s where tech giants and high growth companies all go to be validated. And I think that level of transparency and regulations and governance will allow us to play on the global stage, and we are very excited about that.”

In less than five years, Gogoro has grown its local Taiwanese subscription base to over 400,000subscribers who swap batteries in their electric scooters. The company has raised over US $1 billion in revenue in that time just in its domestic market.

Now with the company expanding into the Chinese and Indian markets that dwarf the size of the Taiwanese market, Gogoro has placed itself in a very lucrative position to employ its battery-swapping technology in the largest two-wheeler markets in the world.

While Gogoro builds its own highly acclaimed electric scooters in Taiwan, the company’s biggest opportunity for growth is the proliferation of its battery-swapping networks.

As Gogoro’s CFO Bruce Aitken explained to Electrek:

“What we’ve learned through our partnerships with the big vehicle makers is that we don’t need to make our own vehicles in every country, because our goal is to accumulate subscribers on our network who are riding regularly, who are making the world a cleaner and greener place through their riding of electric vehicles.”

Gogoro’s batteries serve as an open platform that other manufacturers can use as the power source for their own electric vehicle designs.

That allows manufacturers to leapfrog toward marketization of their new electric vehicles by relying on Gogoro’s battery expertise. It also provides a handy solution for the “But what if I don’t have a place to charge?” problem that faces many apartment dwellers and urban residents.

Major manufacturers like Yamaha, Hero, and Yadea have done exactly that, partnering with Gogoro to fast-track their electric two-wheelers to production with Gogoro’s batteries powering the way.

Light electric vehicles like electric scooters make attractive targets for Gogoro’s batteries due to their small size and relatively high efficiencies. While full-size electric car batteries would require complicated and costly battery-swapping infrastructure (RIP Better Place), Gogoro’s GoStations are simple to install and easy to use.

But it’s not just electric vehicles that could benefit from Gogoro’s technology. While we often think of Gogoro as an electric scooter company – and to be fair they do manufacture very slick looking scooters– Gogoro is really a distributed energy company.

Its batteries can be used for a wide variety of uses, offering portable power for nearly any mobile device. The Go Stations themselves can even provide backup power to the local grid during natural disasters.

With Gogoro’s upcoming transition to a public company and the huge cash infusion that will bring, the future looks bright for Gogoro as the leading standard in swappable batteries.

Link to article: https://electrek.co/2021/09/16/next-stop-nasdaq-ev-battery-swapping-network-gogoro-is-going-public/

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Poema Global and Gogoro. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the capability of Gogoro’s technology, Gogoro’s business plans including its plans to expand globally, its timing for introducing its battery swapping in China, the sources and uses of cash from the proposed transaction, any benefits of Gogoro’s partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and the timing of the proposed transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Poema Global and Gogoro believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Poema Global and Gogoro caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Gogoro with the SEC and other documents filed by Gogoro or Poema Global from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Poema Global nor Gogoro can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Poema Global’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Poema Global’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by Gogoro with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of Poema Global and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Poema Global or Gogoro presently know or that Poema Global and Gogoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Poema Global, Gogoro, their respective directors, officers or employees or any other person that Poema Global and Gogoro will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Poema Global and Gogoro as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Poema Global and Gogoro may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Poema Global or Gogoro as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Gogoro will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to Gogoro’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Poema Global to vote on the proposed transaction. Shareholders of Poema Global and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Poema Global, Gogoro and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Poema Global as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Poema Global will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Company and Gogoro and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Poema Global and their ownership is set forth in Poema Global’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings under section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Poema Global’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when those are filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: 101 Natoma St., 2F, San Francisco, CA 94105.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Company or Gogoro, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.